Via Facsimile and U.S. Mail
Mail Stop 6010

July 7, 2006

Mr. John M. Hughes
Chief Financial Officer
Alion Science and Technology Corporation
1750 Tysons Boulevard
Suite 1300
McLean, VA 22102

  **Re:** **Alion Science and Technology Corporation**
    **Form 10-K for Fiscal Year Ended September 30, 2005**
    **Filed January 31, 2006**
    **File No.  333-89756**

Dear Mr. Hughes:

  We have reviewed your May 11, 2006 response to our May 9, 2006 letter and have the following comments.  In our comments, we ask you to provide us with information so we may better understand your disclosure.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Deleted:** February 28

**Form 10-K for the year ended September 30, 2005**

Management's Discussion and Analysis
Summary of Critical Accounting Policies
Revenue Recognition, page 59

1. You state in your letter filed May 11, 2006 that in connection with your acquisition of CATI you recognized deferred revenue for future contractually obligated services sufficient to permit recognition of a reasonable profit for all work expected to be performed post-acquisition. You also stated in your letter filed April 21, 2006 that you increased goodwill by the same amount. Please tell us your accounting basis for recognizing the goodwill and deferred revenue.

2. In addition, your letter dated May 11, 2006 appears to indicate that you recorded intangible assets. Please clarify the discrepancy between that response and the previous response which indicated that you recorded goodwill.

3. Also, please clarify your reference to anticipated losses being recognized as deferred revenue in your response to comment 5 in your letter received March 13, 2006 and the basis for the accounting treatment for those anticipated losses. Please confirm, per our conversation on June 7, 2006, that the total contracts acquired from CATI and IPS were overall profitable and the anticipated contract losses indicated in your response letter received March 13, 2006 related only to some of the acquired contracts that you believed at the time could go into a loss position. Also confirm that you have not had any contract losses to date related to these acquired contracts.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant